SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January

FUTUREMEDIA PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

Nile House, Nile Street, Brighton BN1 1HW, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC,
an English public limited company

	By:	/s/ Leonard Fertig

Leonard Fertig
Chief Executive Officer

Date: January 20, 2006

UK’s Home Computing Initiative Exhibits Strong Growth

- Total Number of UK Companies Offering HCI Schemes to Employees
More than Triples in the Past Year -

BRIGHTON, England, Jan. 20 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDAY), a leading European e-learning content and managed benefits services provider, announced the release of data from the HCI Alliance regarding the rapid expansion of Home Computing Initiative (HCI) programs in the UK. Coming on the second anniversary of the launch of HCI, the announcement includes comments from Royal Mail, a major HCI client of Futuremedia, on the success of its HCI program and its popularity among employees.

The HCI Alliance announced that the number of organizations who have implemented HCI schemes has increased from 380 last year to more than 1,250, and that 5 million UK employees have now been offered an HCI scheme which is a 39% increase from the prior year. According to the HCI Alliance, nearly 500,000 employees have signed up for this benefit to date.

“Futuremedia is well-positioned to capitalize on the continued adoption of HCI programs,” said Leonard M. Fertig, Chief Executive Officer of Futuremedia plc. “The value companies can offer employees through a HCI program is tremendous. Our dedication to providing differentiated, high-quality plans and service to our clients continues to drive new business for Futuremedia.”

The full press release, issued by the HCI Alliance, discussing how HCI schemes are helping bridge the digital divide in the UK is available at http://www.futuremedia.co.uk under Investor Press Releases.

About the Home Computing Alliance:

The Home Computing Initiatives Alliance is an alliance of industry leaders working together with UK Government on Home Computing Initiatives with an objective of increasing access to the Internet in UK homes. The members of the HCI Alliance are BT, Intel and Microsoft. For more information, go to http://www.ukhomecomputing.co.uk.

About Futuremedia:

Futuremedia is a leading provider of next-generation, value-driven e- learning content and services to public and private sector organizations. Backed by two decades of experience, the Company’s content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK’s Home Computing Initiative (HCI), childcare voucher system and tax-free bicycle programs.

“Safe Harbor” Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia’s expectations as of the date hereof. Such statements include expectations regarding the expected benefit from HCI schemes, the Company’s future financial performance and the future performance of the Company’s products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with new contracts (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company’s control), risks associated with the Company’s ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), the Company’s ability to operate profitably in the future, risks associated with rapid growth, the Company’s ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company’s filings with the U.S. Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
          -0-                                        01/20/2006
          /CONTACT:  U.S.: Mike Smargiassi or Corey Kinger of Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk, or U.K.: Gerry Buckland, +44-7919-564126, info_db@mac.com, all for Futuremedia plc/
          /Web site:  http://www.futuremedia.co.uk
                             http://www.ukhomecomputing.co.uk/